NO ACT

PE
9-20-12

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

12027949

Received SEC

OCT 16 2012

Washington, DC 20549

October 16, 2012

Patrick G. Quick
Foley & Lardner LLP
pgquick@foley.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 10/16/12

Re: Johnson Controls, Inc.
Incoming letter dated September 20, 2012

Dear Mr. Quick:

This is in response to your letters dated September 20, 2012 and October 15, 2012 concerning the shareholder proposal submitted to Johnson Controls by James Barnett. We also have received a letter from the proponent dated October 1, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: James Barnett
*** FISMA & OMB Memorandum M-07-16 ***

October 16, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson Controls, Inc.
Incoming letter dated September 20, 2012

The first proposal requests "the managing officers of the corporation to voluntarily repatriate 33% of their total monetary compensation for the 2013 calendar year" into a bonus pool to be distributed to other Johnson Controls employees.

The second proposal requests that 33% of all executive compensation for the 2013 calendar year be placed into a bonus pool to be distributed to other Johnson Controls employees.

There appears to be some basis for your view that Johnson Controls may exclude the first proposal under rule 14a-8(i)(7), as relating to Johnson Controls' ordinary business operations. In this regard, we note that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. Proposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Johnson Controls omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Johnson Controls relies.

There appears to be some basis for your view that Johnson Controls may exclude the second proposal under rule 14a-8(e)(2) because Johnson Controls received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Johnson Controls omits the second proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

FOLEY
FOLEY & LARDNER LLP

ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER'S DIRECT LINE
414.297.5678
EMAIL pgquick@foley.com

CLIENT/MATTER NUMBER
041515-0176

October 15, 2012

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: *Johnson Controls, Inc. Notice of Intention to Omit Shareholder Proposals Submitted by James Barnett*
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, Johnson Controls, Inc., a Wisconsin corporation (the "Company"), in response to a letter from Mr. James Barnett to the Office of Chief Counsel dated October 1, 2012 (the "October 1 Letter") concerning a proposal and statement in support thereof (the "August 1 Shareholder Proposal") submitted by Mr. Barnett (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials"). For the reasons set forth below, the Company continues to believe that the August 1 Shareholder Proposal may be excluded from the 2013 Proxy Materials. This letter should be read in conjunction with the Company's original letter to you dated September 20, 2012 (the "Original Letter") regarding the August 1 Shareholder Proposal and the subsequent proposal and statement in support thereof received from the Proponent in a letter dated August 22, 2012 (the "Subsequent Shareholder Proposal" and, together with the August 1 Shareholder Proposal, the "Shareholder Proposals"). Capitalized terms used but not defined herein have the meanings given them in the Original Letter.

The August 1 Shareholder Proposal requests that the Company's shareholders approve the following resolution:

> "We the shareholders of Johnson Controls petition the managing officers of the corporation to voluntarily repatriate 33% of their total monetary compensation for the 2013 calendar year, whether in the form of salary, bonuses, stock equities or the options thereon, into a bonus pool, to be distributed amongst employees of the company, with a goal that this money be distributed in such a manner that

everyone within the corporation, from high to low, have a shot at earning a share of it if they are recognized by their supervisors and/or their peers as having done a superior job."

This letter responds to the assertions that Mr. Barnett made in the October 1 Letter in the order that he presented them.

1. The Proponent argues that a letter from Fidelity Investments dated July 27, 2012 "verified that Fidelity held [his] shares of Johnson Controls continually for the requisite time period." As stated in the Original Letter, however, the letters from Fidelity Investments that the Proponent submitted did not establish the Proponent's eligibility under Rule 14a-8(b) and SLB 14F. Rule 14a-8(b)(2) provides that shareholders who are not registered shareholders must prove their eligibility either by submitting a written statement from the record holder of shares beneficially owned by the shareholder verifying continuous ownership or by having filed an ownership report with the Commission. Because the Proponent has never asserted that he is or was a registered shareholder or that he has filed ownership reports with the Commission, under Rule 14a-8(b)(2), the only method available to him to prove eligibility was to submit a written statement from the record holder of the shares he claims to hold. SLB 14F provides that, "for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC." Fidelity Investments is not, and was not at the time its letters were issued to the Proponent, a DTC participant. Although the Proponent indicated that the shares he owned were held by Fidelity Investments "through National Financial," he did not provide a "written statement from" a DTC participant as required by Rule 14a-8(b) and SLB 14F. The only written statements that the Proponent provided were from Fidelity Investments, which is not a DTC participant. Accordingly, the Proponent, having received two timely and adequate notices of deficiency from the Company, did not submit sufficient verification of his ownership of the Company's securities, and he thus has failed to comply with Rule 14a-8(b). Consequently, the Company respectfully submits that it may exclude the August 1 Shareholder Proposal pursuant to Rule 14a-8(f)(1).

2. The Proponent characterizes the Company's argument that it may exclude the August 1 Shareholder Proposal due to lack of power or authority as an argument "that the company cannot compel a voluntary act." In fact, however, as stated in the Original Letter, the Company's primary argument for exclusion due to lack of power or authority is that implementation of the August 1 Shareholder Proposal would require voluntary, intervening actions on the part of third parties. Although the Original Letter also addresses the inconsistency between a compelled action and the definition of voluntariness, it makes that argument only in the alternative, based on a second potential interpretation of the August 1 Shareholder Proposal. It is possible to read the August 1 Shareholder Proposal in three ways, each of which may be analyzed differently under Rule 14a-8: (a) the shareholders are speaking directly to the "managing officers of the corporation" and asking them to act on a voluntary basis (the "'Managing Officer' Request"), (b) the shareholders are speaking to the Company and

requesting the Company to ask the "managing officers of the corporation" to volunteer to "repatriate" some of their compensation so that the Company can redistribute it (the "Company Request") or (c) the shareholders are speaking to the Company and requesting the Company to cause the "managing officers of the corporation" to "repatriate" some of their compensation so that the Company can redistribute it (the "Company Demand"). In the Original Letter, the Company presented some arguments in the alternative depending upon the reading of the August 1 Shareholder Proposal, with an emphasis on reading it as a Company Request.

The Company's primary argument for exclusion due to lack of power or authority is that implementation of the August 1 Shareholder Proposal, reading it as a Company Request, would require voluntary, intervening actions on the part of third parties– namely, the "managing officers" of the Company, who are employees of the Company but not under the Company's control. The Staff has indicated that exclusion of a shareholder proposal under Rule 14a-8(i)(6) "may be justified where implementing the proposal would require intervening actions by independent third parties," *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018, Fed. Sec. L. Rep. (CCH) ¶ 86,018 n.20 (May 21, 1998) (the "1998 Release"), and the August 1 Shareholder Proposal is such a proposal. The Proponent does not dispute the description of the August 1 Shareholder Proposal as requiring voluntary, intervening actions of third parties and in fact supports it by characterizing his proposals as not "ask[ing] the company to compel anything" and not asking "the board of directors to compel anything." Instead, he states that the "request being made to the officers of the company is a voluntary one."

To the extent the August 1 Shareholder Proposal is a 'Managing Officer' Request – a direct request from shareholders to the "managing officers" to take voluntary action – rather than a request for the Company or its Board of Directors to take action, the August 1 Shareholder Proposal is in fact not a "shareholder proposal" as defined in Rule 14a-8. Rule 14a-8(a) defines a shareholder proposal as follows: "What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders." A "request being made to the officers of the company," as the Proponent describes the August 1 Shareholder Proposal, is not a "recommendation or requirement that the company and/or its board of directors take action," and the Company is therefore not required by Rule 14a-8 to include it in the 2013 Proxy Materials.

In the Original Letter, the Company makes the argument identified by the Proponent in the October 1 Letter – that "the company cannot compel a voluntary act" – only in the alternative to demonstrate that implementation of the August 1 Shareholder Proposal in fact would require intervening actions by independent third parties and that neither the Company nor its Board of Directors could, acting alone, implement the August 1 Shareholder Proposal since, by its terms, it calls for voluntary action by the managing officers.

The second half of the August 1 Shareholder Proposal, moreover, strongly suggests that Company action is contemplated to implement the proposal. As described in the Original Letter, the August 1 Shareholder Proposal states as a goal that the "repatriate[d]" compensation "be distributed amongst employees of the company." Although the Company is not identified as the entity being asked to implement the redistribution, it is unclear which other person would do so. Since the Company's ability to implement the redistribution is dependent on intervening actions by independent third parties – the "repatriation" of compensation by the managing officers – the Company lacks the power or authority to implement the August 1 Shareholder Proposal, and we respectfully submit that the Company may exclude the August 1 Shareholder Proposal under Rule 14a-8(i)(6) on this basis.

3. The Proponent argues that the August 1 Shareholder Proposal would not cause the Company to violate Wisconsin state law because "any 'repatriation' of compensation by the executive officers would be voluntary" and "[t]he shareholders would simply be making a request of these individuals." As described in the Original Letter, the Company's argument for exclusion on the basis that the August 1 Shareholder Proposal would cause the Company to violate state law is made only in the alternative, assuming that the August 1 Shareholder Proposal is read as a Company Demand. In that case, as the Original Letter states, "the August 1 Shareholder Proposal would be in effect seeking to have the Company cause the managing officers to repay the compensation involuntarily, and causing such involuntary repayment would be a violation of state law" and would therefore be excludable under Rule 14a-8(i)(2). By contrast, to the extent the August 1 Shareholder Proposal is interpreted as a Company Request requiring voluntary, intervening actions on the part of independent third parties, we respectfully submit that, as discussed above, it is excludable under Rule 14a-8(i)(6) on the basis that it is beyond the Company's power or authority to implement.

4. The Proponent argues that the August 1 Shareholder Proposal is not excludable on the basis that it deals with a matter relating to the Company's ordinary business operations because the proposal "does not try to micromanage how [the requested bonus pool for employees] is implemented." Micromanagement, however, is not required for a shareholder proposal to be excluded on the basis of dealing with a matter relating to the Company's ordinary business operations. Rather, the Staff has consistently analyzed this exclusion on the basis of the subject matter of the proposal and determined that proposals regarding employee compensation, rather than solely executive compensation, involve matters relating to ordinary business. *See, e.g., Phillips Petroleum Co.* (March 13, 2002). The Proponent does not dispute that the subject matter of the August 1 Shareholder Proposal relates to general compensation matters and is not limited solely to executive compensation, and we therefore respectfully submit that the August 1 Shareholder Proposal is excludable under Rule 14a-8(i)(7) on the basis that it deals with a matter relating to the Company's ordinary business operations.

5. The Proponent argues that the August 1 Shareholder Proposal may not be excluded on the basis of its vagueness or indefiniteness because the Proponent "[doesn]'t believe any shareholder reading the proposal would be confused about what [the shareholders] are asking of [their] executive officers." The Proponent states that "[w]e want them to give

something back to the average employee. The exact amount they will give and whether they should factor compensation such as their retirement package into this total is, in the end, up to each respective officer to decide." As an initial matter, the Proponent's description of the request is not consistent with the August 1 Shareholder Proposal in that the August 1 Shareholder Proposal attempts to specify an "exact amount" and the types of compensation that should be included, seeking "repatriation" of "33% of [the managing officers'] total monetary compensation for the 2013 calendar year, whether in the form of salary, bonuses, stock equities or the options thereon." As described in the Original Letter, the remainder of the August 1 Shareholder Proposal is subject to various and multiple interpretations and is confusing and unclear, but it does specify 33% as the percentage being sought and does not leave it to the officers to decide on a different percentage.

Secondly, the Proponent does not address the numerous other ways in which the August 1 Shareholder Proposal is vague and indefinite, several of which are described in the Original Letter and which render the August 1 Shareholder Proposal so vague and indefinite that neither the shareholders voting on the proposal nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. The vagueness and indefiniteness of the August 1 Shareholder Proposal is further illustrated by the multiple possible interpretations of the August 1 Shareholder Proposal as a 'Managing Officer' Request, a Company Request or a Company Demand. In fact, the Proponent's October 1 Letter itself vacillates among the different interpretations, characterizing at different times the August 1 Shareholder Proposal as a 'Managing Officer' Request, a Company Request or a Company Demand. If the Proponent himself cannot determine exactly what (and by whom such) actions need to be taken to implement the August 1 Shareholder Proposal, then how can the shareholders be expected to determine with certainty the actions to be taken by the August 1 Shareholder Proposal? For these reasons, we respectfully submit that the August 1 Shareholder Proposal is excludable under Rule 14a-8(i)(3).

The Proponent does not dispute the Company's no-action request relative to the Subsequent Shareholder Proposal submitted to the Company in a letter dated August 22, 2012. Indeed, in the October 1 Letter, the Proponent repeatedly cites his August 1 proposal and does not reference the Subsequent Shareholder Proposal, suggesting he has conceded that the Subsequent Shareholder Proposal was not timely submitted. Therefore, based on the analysis above and in the Original Letter, we respectfully reiterate our request for confirmation from the Staff that it will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Shareholder Proposals from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. If we can be of any further assistance in this matter, please do not hesitate to contact me by phone at (414) 297-5678 or by email at pgquick@foley.com.

Very truly yours,

Patrick G. Quick

cc: Jerome D. Okarma
Johnson Controls, Inc
James Barnett (via email and regular U.S. mail)

James Barnett RECEIVED

*** FISMA & OMB Memorandum M-07-16 *** 11 AM 9:49

CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

October 1, 2012

Ladies and Gentlemen:

Enclosed please find three letters, each in response to a request by the legal representative of a publicly traded company asking permission from the Securities and Exchange Commission to exclude my shareholder proposal from their 2013 proxy statements. I've also attached a copy of my original proposal to each respective letter.

To be honest, I have been caught a little flat-footed by the rather exhaustive legal barrage that has been directed towards my proposals. I had imagined that there might be a bit of back-and-forth between myself and a corporate representative in an attempt to work out an appropriate way to word my proposal. But I certainly didn't expect these lengthy criticisms to be sent to the SEC.

Whether you choose to reject or concur with their corporate requests, I remain more committed than ever in creating some kind of shareholder proposal that would tie the compensation packages of executive officers to those of ordinary employees. I am hopeful that the SEC can help facilitate the proper manner for me to do this.

Sincerely,

James Barnett

James Barnett

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED

2012 OCT 11 AM 9:49

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

October 1, 2012

Ladies and Gentlemen:

I am writing in response to a letter from Patrick G. Quick of Foley and Lardner, LLP, on behalf of Johnson Controls, Inc., stating the company's intention to exclude my shareholder proposal from its 2013 Proxy Materials. I would like to advocate for my proposal and counter some of the arguments that Mr. Quick is putting forward.

Mr. Quick has brought forth five basic reasons behind the company's intention to exclude my proposal from the 2013 Proxy Materials. Firstly, he states that I have failed to establish the requisite eligibility to present a proposal before my fellow shareholders. A letter from Fidelity Investments, dated July 27, verified that Fidelity held my shares through its subsidiary, National Financial Services, LLC, and that I held the requisite shares of Johnson Controls continually for the requisite time period. Representatives with Fidelity Investments emphasized to me that they held my shares through National Financial Services, and that the standard procedure is that all verifications of share ownership are made on Fidelity letterhead. I even had Nancy Johnson at Fidelity's High Net Worth Operations talk to the office of Jerome Okarma, the General Counsel at Johnson Controls, to make sure that Fidelity constructed its letter in such a way that any objections coming out of Okarma's office were resolved. Fidelity's July 27 letter, which includes its cusip number, was the result. The plain fact is that I have held the requisite shares of Johnson Controls for the requisite time, and that I am eligible to submit a proposal before my fellow shareholders. I'm not sure what more I could do to prove this fact.

Secondly, Mr. Quick states that Johnson Controls may exclude my August 1 proposal because the company lacks the power or authority to implement it. His argument is that the company cannot compel a voluntary act. But my August 1 proposal does not ask the company to compel anything. Also, in the proposals that were disallowed by the

SEC that Mr. Quick cites (The Southern Company, eBay Inc., etc), the corporate directors of these companies were asked to mandate behavior by either individual employees or successor companies that was beyond the directors' control. However, in the case of my August 1 proposal, it states up front that the request being made to the officers of the company is a voluntary one. As the proposal is not asking the board of directors to compel anything, implementing it would not be beyond their control.

Thirdly, Mr. Quick states that my August 1 proposal would cause the company to violate Wisconsin state law, which forbids the breach of a valid contract. Again, my proposal clearly states that any "repatriation" of compensation by the executive officers would be voluntary. The shareholders would simply be making a request of these individuals. Thus Johnson Controls would not breach any contracts with these executive officers in making this request.

Fourthly, Mr. Quick states that the company may exclude my August 1 proposal because it deals with a matter relating to the company's ordinary business operations, using the funds from the executive officers to create a bonus pool for employees. But my proposal does not try to micromanage how this bonus pool is implemented. U.S. law makes it clear that shareholders have a right to be heard regarding certain specific issues of corporate governance, including that of executive compensation. I would argue that this is more than just a right; it is a responsibility. And there is no way to sever the analysis of executive compensation from that of the company's workforce without violating a basic tenet of shareholder rights.

Lastly, Mr. Quick states that my August 1 proposal is "so vague and indefinite that neither shareholders… nor the company… would be able to determine… exactly what actions… the proposal requires." Actually, I don't believe any shareholder reading the proposal would be confused about what we are asking of our executive officers: We want them to give something back to the average employee. The exact amount they will give and whether they should factor compensation such as their retirement package into this total is, in the end, up to each respective officer to decide. It is, after all, a voluntary act. My proposal requires nothing from the company than that it make the request, and the purpose of this request should be obvious to shareholders and officers alike.

The annual proxy materials do a thorough job of comparing the compensation of the executive officers at Johnson Controls with their peers in other corporations. But these materials are incomplete and possibly even deceptive, as they say nothing about how this compensation compares with that of the employees at Johnson Controls. I would argue that this relationship is fundamental to the notion of what constitutes fair executive compensation.

I believe that my August 1 proposal is a reasonable one, and that I have acted in good faith in submitting it to Johnson Controls. If the

SEC deems that it is deficient in any way, I hope that I will be allowed to make whatever further adjustments are needed to get this proposal on the 2013 proxy statement to be voted on by my fellow shareholders. I would look forward to working with either the SEC or the staff at Johnson Controls to make this happen.

Sincerely,

ORIGINAL

I, James Barnett, owner of 300 shares of Johnson Controls common stock through my account at Fidelity Investments, would like to present the following proposal before my fellow shareholders for a vote at the next annual meeting:

We the shareholders of Johnson Controls petition the managing officers of the corporation to voluntarily repatriate 33% of their total monetary compensation for the 2013 calendar year, whether in the form of salary, bonuses, stock equities or the options thereon, into a bonus pool, to be distributed amongst employees of the company, with a goal that this money be distributed in such a manner that everyone within the corporation, from high to low, have a shot at earning a share of it if they are recognized by their supervisors and/or their peers as having done a superior job.

Argument: *In this day and age, there is no point in owning a stock that you don't believe in, so it almost goes without saying that we, the stockholders of Johnson Controls, believe in the skills and the abilities of its management. But we must also realize that the increasing division between rich and poor is a problem, both within the ranks of our corporation and in American society at large. We as stockholders have a role in rectifying this problem. In this regard, we ask the leadership of Johnson Controls to take a step in the right direction and voluntarily repatriate 33% of their monetary compensation into a fund that will give bonuses to salaried and other employees as a reward for and in recognition of a job well done. As the level of compensation is commonly understood as a barometer of actual worth, we are not asking for our top executives to put themselves on a lower rung of this economic totem pole than their peers at other comparable companies. But we are asking them to voluntarily commit to something that will help both our company and our nation. It would help build morale throughout the ranks of Johnson Controls. It would be good publicity for our company. And perhaps, in some small way, it might help to bridge a chasm that is slowly tearing our nation apart.*

RECEIVED
2012 OCT 11 AM 9:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

REVISED

I, James Barnett, owner of 300 shares of Johnson Controls common stock through my account at Fidelity Investments, would like to present the following proposal before my fellow shareholders for a vote at the next annual meeting:

We the shareholders of Johnson Controls declare that 33% of all executive compensation for the 2013 calendar year, whether in the form of salary, bonuses, stock equities or the options thereon, for all officers of the corporation shall be placed into a bonus pool to be distributed amongst employees of the company, with a goal that this money be distributed in such a manner that everyone within the corporation, from high to low, have a shot at earning a share of it if they are recognized by their supervisors and/or their peers as having done a superior job.

Argument: *In this day and age, there is no point in owning a stock that you don't believe in, so it almost goes without saying that we, the stockholders of Johnson Controls, believe in the skills and the abilities of its management. But we must also realize that the increasing division between rich and poor is a problem, both within the ranks of our corporation and in American society at large. We as stockholders have a role in rectifying this problem. Placing 33% of the compensation of our top executives into a bonus pool for regular employees would build morale throughout the ranks of Johnson Controls. It would be good publicity for our company. And perhaps, in some small way, it might help to bridge a chasm that is slowly tearing our nation apart.*

RECEIVED
2012 OCT 11 AM 9:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

FOLEY

FOLEY & LARDNER LLP

ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER'S DIRECT LINE
414.297.5678
EMAIL pgquick@foley.com

CLIENT/MATTER NUMBER
041515-0176

September 20, 2012

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: *Johnson Controls, Inc. Notice of Intention to Omit Shareholder Proposals Submitted by James Barnett*
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, Johnson Controls, Inc., a Wisconsin corporation (the "Company"), to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a proposal and statement in support thereof (the "August 1 Shareholder Proposal") received from Mr. James Barnett (the "Proponent") in a letter dated August 1, 2012, as well as a subsequent proposal and statement in support thereof received from the Proponent in a letter dated August 22, 2012 (the "Subsequent Shareholder Proposal" and, together with the August 1 Shareholder Proposal, the "Shareholder Proposals"). We hereby respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company omits the Shareholder Proposals from its 2013 Proxy Materials.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent by email.

Exchange Act Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to one or both of the Shareholder Proposals, then a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

Timeline of the Shareholder Proposals

The August 1 Shareholder Proposal requests that the Company's shareholders approve the following resolution:

> "We the shareholders of Johnson Controls petition the managing officers of the corporation to voluntarily repatriate 33% of their total monetary compensation for the 2013 calendar year, whether in the form of salary, bonuses, stock equities or the options thereon, into a bonus pool, to be distributed amongst employees of the company, with a goal that this money be distributed in such a manner that everyone within the corporation, from high to low, have a shot at earning a share of it if they are recognized by their supervisors and/or their peers as having done a superior job."

A copy of the August 1 Shareholder Proposal is attached hereto as Exhibit A. The Proponent originally submitted a shareholder proposal in a letter dated July 2, 2012 (the "July 2 Proposal"). Following receipt of the July 2 Proposal, the Company advised the Proponent in a letter dated July 18, 2012 of certain deficiencies in his demonstration of eligibility pursuant to Rule 14a-8(b) and in the July 2 Proposal's compliance with the one proposal limit of Rule 14a-8(c). The Proponent responded with additional information and the August 1 Shareholder Proposal in a letter dated August 1, 2012. In response to the Proponent's additional information and the August 1 Shareholder Proposal, the Company advised the Proponent in an email dated August 9, 2012 that his additional information did not demonstrate his eligibility under Rule 14a-8(b), and the Proponent responded with additional information and the Subsequent Shareholder Proposal in a letter dated August 22, 2012. All of the correspondence described above, including the Subsequent Shareholder Proposal, is attached hereto as Exhibit B.

Bases For Exclusion

We believe that the Shareholder Proposals may properly be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8 under the Exchange Act for the following reasons:

1. August 1 Shareholder Proposal

   A. The Proponent failed to establish the requisite eligibility to submit the August 1 Shareholder Proposal and therefore the Company may exclude the August 1 Shareholder Proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

   B. The Company lacks the power or authority to implement the August 1 Shareholder Proposal and therefore may exclude the August 1 Shareholder Proposal pursuant to Rule 14a-8(i)(6).

   C. The August 1 Shareholder Proposal would, if implemented, cause the Company to violate state law and therefore the Company may exclude the August 1 Shareholder Proposal pursuant to Rule 14a-8(i)(2).

   D. The August 1 Shareholder Proposal deals with a matter relating to the Company's ordinary business operations and therefore the Company may exclude the August 1 Shareholder Proposal pursuant to Rule 14a-8(i)(7).

   E. The August 1 Shareholder Proposal is so vague and indefinite that neither shareholders voting on the proposal nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires and therefore the Company may exclude the August 1 Shareholder Proposal as contrary to the Commission's proxy rules pursuant to Rule 14a-8(i)(3).

2. Subsequent Shareholder Proposal

The Subsequent Shareholder Proposal was submitted after the deadline for submitting shareholder proposals and therefore the Company may exclude the Subsequent Shareholder Proposal pursuant to Rule 14a-8(e)(2) and Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). The Subsequent Shareholder Proposal also would be subject to exclusion on grounds similar to those discussed in this letter with respect to the August 1 Shareholder Proposal, but because the Company may exclude the Subsequent Shareholder Proposal on the basis of untimeliness alone, we do not address such grounds with respect to the Subsequent Shareholder Proposal in this letter.[1]

Each of these bases for exclusion is discussed separately below.

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[1] The Company reserves the right to seek exclusion of the Subsequent Shareholder Proposal on such grounds in a separate letter in the unlikely event that our request for no-action relief with respect to the Subsequent Shareholder Proposal in this letter on the basis of untimeliness is denied and hereby requests that the Staff grant the Company any relief from the timing requirements of Rule 14a-8 that may be necessary to allow the Company to do so.

Analysis

1. August 1 Shareholder Proposal

A. The Company may exclude the August 1 Shareholder Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to establish the requisite eligibility to submit the August 1 Shareholder Proposal

The Company may exclude the August 1 Shareholder Proposal under Rule 14a-8(f)(1) because the Proponent failed to substantiate his eligibility to submit the August 1 Shareholder Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that, when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See Staff Legal Bulletin No. 14*, Section C.1.c (July 13, 2001). Further, the Staff has clarified that proof of ownership letters must come from the "record" holder of the Proponent's shares and that, for this purpose, only Depository Trust Company ("DTC") participants are viewed as record holders of securities that are deposited at DTC. *See SLB 14F*.

The events relating to this basis for exclusion are as follows:

- As described above, the Proponent originally submitted the July 2 Proposal in a letter dated July 2, 2012. In this letter, the Proponent stated that he owned 300 shares of the Company's common stock, but he did not otherwise provide any evidence of ownership.
- The Company advised the Proponent in a notice of deficiency dated July 18, 2012, which the Company delivered within 14 calendar days of the Company's receipt of the July 2 Proposal, that he was not listed as a record shareholder in the Company's records and that his July 2, 2012 letter did not demonstrate his eligibility pursuant to Rule 14a-8(b). The Company's notice of deficiency also advised the Proponent in detail of the requirements of Rule 14a-8 relating to proof of ownership and how to demonstrate eligibility under Rule 14a-8(b).
- The Proponent responded with additional information concerning his ownership and with the August 1 Shareholder Proposal in a letter dated August 1, 2012. The additional information the Proponent provided with his letter dated August 1, 2012 included a letter from Fidelity Investments to the Proponent dated July 27, 2012 indicating that Fidelity Investments' records showed that the Proponent had held 100 shares of the Company's common stock continuously in his Fidelity Investments account from July 6, 2011 to the date of the letter. The Proponent also indicated in his letter that Fidelity Investments held his shares of the

Company's common stock "through National Financial," but he did not submit any communications from National Financial itself. As of the date of the July 27, 2012 Fidelity Investments letter, Fidelity Investments was not a DTC participant, but National Financial Services LLC was a DTC participant.

- In response to the additional information and the August 1 Shareholder Proposal submitted by the Proponent, the Company advised the Proponent in a second notice of deficiency sent by email on August 9, 2012 that his additional information did not demonstrate his eligibility under Rule 14a-8(b) and again provided him with instructions concerning how to demonstrate his eligibility.
- We understand that, on or about August 15, 2012, a broker at Fidelity Investments, at the Proponent's request, contacted a representative of the Company seeking information regarding the type of evidence of ownership that the Company was requesting. In response, on August 16, 2012, a representative of the Company spoke with the Fidelity Investments broker and offered to send a sample of a letter that a DTC participant had used as proof of ownership on behalf of another shareholder proponent. These communications resulted in the representative of the Company sending the sample letter of a DTC participant to the Fidelity Investments broker by facsimile.
- The Proponent responded to the Company's second deficiency notice with additional information in a letter dated August 22, 2012. The additional information included a letter from Fidelity Investments to the Proponent dated August 21, 2012 confirming that Fidelity Investments' records indicated that the Proponent had held a position of 100 shares of the Company's common stock continuously from July 6, 2011 in the Proponent's "account ending in *** FISMA & OMB Memorandum M-07-16 *** with Fidelity Investments DTC participant #0226." As of the date of the August 21, 2012 Fidelity Investments letter, Fidelity Investments was still not a DTC participant. We have confirmed that the DTC participant number cited in the letter from Fidelity Investments was that of National Financial Services LLC, but the letter was from Fidelity Investments, not the actual DTC participant, National Financial Services LLC.

All of the correspondence described above is attached hereto as Exhibit B.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. As required by SLB 14F, the deficiency notices that the Company provided to the Proponent dated July 18, 2012 and August 9, 2012 included detailed information regarding the "record" holder requirements. Specifically, the initial deficiency notice, dated July 18, 2012, included:

- a description of the ownership requirements of Rule 14a-8(b);

- notice that, according to the Company's records, the Proponent was not a record owner of any of the Company's common stock;
- a description of the type of evidence necessary to demonstrate beneficial ownership under Rule 14a-8(b) including advice that a written statement verifying ownership must be from the "record holder" which generally means a DTC participant;
- a link to a list of current DTC participants; and
- an indication that any response had to be submitted by no later than 14 calendar days from the date the Proponent received the deficiency notice.

The second deficiency notice, dated August 9, 2012, repeated substantially the same information as the initial deficiency notice except for the statement that the Company's records did not indicate the Proponent's record ownership of the Company's common stock. The second deficiency notice also suggested to the Proponent that, based on the reference to National Financial in his August 1, 2012 letter, National Financial might be the DTC participant that held his shares.

The letters from Fidelity Investments that the Proponent submitted did not establish the Proponent's eligibility under Rule 14a-8(b) and SLB 14F. Rule 14a-8(b)(2) provides that shareholders who are not registered shareholders must prove their eligibility by either submitting a written statement from the record holder of shares beneficially owned by the shareholder verifying continuous ownership or having filed an ownership report with the Commission. The Proponent has not asserted that he is or was a registered shareholder or that he has filed ownership reports with the Commission, so under Rule 14a-8(b)(2), the only method available to him to prove eligibility was to submit a written statement from the record holder of the shares he claims to hold. SLB 14F provides that, "for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC." Fidelity Investments is not, and was not at the time its letters were issued to the Proponent, a DTC participant. (See the list of DTC participants at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.) Although the Proponent indicated that the shares he owned were held by Fidelity Investments "through National Financial," he did not provide a "written statement from" a DTC participant as required by Rule 14a-8(b) and SLB 14F. The only written statements that the Proponent provided were from Fidelity Investments, which is not a DTC participant. Accordingly, the Proponent, having received a timely and adequate notice of deficiency from the Company (in fact, two such notices), did not submit sufficient verification of his ownership of the Company's securities, and he thus has failed to comply with Rule 14a-8(b). Consequently, the Company may exclude the August 1 Shareholder Proposal pursuant to Rule 14a-8(f)(1).

We acknowledge that the Staff in some instances in the past has extended the time period for a shareholder to correct a procedural defect in a proposal beyond the 14 days provided in Rule 14a-8(f)(1). However, the Staff has only done this where the issuer's response contained inadequate information as to how the shareholder could remedy the procedural deficiencies. *See, e.g., Sysco Corp.* (Aug. 10, 2001). In this case, a further extension of the response period is not warranted because both of the Company's deficiency notices to the Proponent fully explained that the Proponent was required to provide a written statement from the record holder, which, in the case of a bank or broker such as Fidelity Investments, generally meant a DTC participant. In addition, the Company provided a list of DTC participants and a citation to SLB 14F indicating that Fidelity Investments might be able to inform the Proponent which DTC participant owned his shares. The second deficiency notice also provided the Proponent an additional 14 days and attached a copy of Rule 14a-8. Thus, each of the Company's two deficiency notices provided the Proponent with all relevant information in a timely manner as called for under Rule 14a-8 and the Staff's guidance under SLB 14F.

The Proponent, having received a timely and adequate notice of deficiency from the Company (in fact, two such notices), did not submit sufficient verification of his ownership of the Company's securities, and he thus has failed to comply with Rule 14a-8(b). Consequently, the Company may exclude the August 1 Shareholder Proposal pursuant to Rule 14a-8(f)(1).

B. The Company may exclude the August 1 Shareholder Proposal pursuant to Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the August 1 Shareholder Proposal.

Rule 14a-8(i)(6) provides that a company may rely on its "lack [of] power or authority to implement [a] proposal" as a basis for excluding the proposal. The August 1 Shareholder Proposal asks the "managing officers" of the Company to "voluntarily repatriate 33% of their total monetary compensation for the 2013 calendar year." The Company lacks the power or authority to implement this request because implementation of the August 1 Shareholder Proposal would require voluntary, intervening actions on the part of third parties – namely, the managing officers of the Company, who are employees of the Company but not under the Company's control.

The Staff has indicated that exclusion under Rule 14a-8(i)(6) "may be justified where implementing the proposal would require intervening actions by independent third parties." *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018, Fed. Sec. L. Rep. (CCH) ¶ 86,018 n.20 (May 21, 1998) (the "1998 Release"). The 1998 Release cited *SCEcorp* (Dec. 20, 1995), in which the Staff agreed that, under the predecessor to Rule 14a-

8(i)(6), a company could exclude a proposal that called for unaffiliated brokers and trustees to amend "existing and future agreements regarding discretionary voting." Under this line of analysis, the Staff has consistently permitted exclusion of proposals, such as the August 1 Shareholder Proposal, seeking action by third parties as beyond the power of a company to implement. For example, in *The Southern Company* (Feb. 23, 1995), the Staff concurred with the exclusion under the predecessor of Rule 14a-8(i)(6) of a proposal requesting that the board of directors take steps to ensure ethical behavior by requiring its employees serving in the public sector to take certain actions. In that instance, the company argued that it could not direct employee activities that fall outside of the employee's employment with the company. See also *eBay Inc.* (Mar. 26, 2008) (permitting the exclusion of a proposal seeking a policy prohibiting sales of dogs and cats on a joint venture Chinese website of which eBay lacked majority control and therefore could not implement the proposal without the consent of the other party to the joint venture); *Catellus Development Corp.* (Mar. 3, 2005) (permitting the exclusion of a proposal requesting the company to take certain actions with respect to property it managed but did not own); *AT&T Corp.* (March 10, 2002) (concurring in the exclusion of a proposal seeking a bylaw amendment relating to independent directors that would "apply to successor companies"; the Staff noted that it did "not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal"); and *American Home Products Corp.* (Feb. 3, 1997) (concurring in the exclusion of a proposal requesting that the company include certain warnings on its contraceptive products, where the company would require government regulatory approval prior to adding the warnings). Because the results that the August 1 Shareholder Proposal seeks in this instance would require action by third parties, the Company lacks the power or authority to implement the August 1 Shareholder Proposal within the meaning of Rule 14a-8(i)(6).

Even if the Company, in its capacity as employer of the managing officers, could cause them to "repatriate"[2] the compensation as sought by the August 1 Shareholder Proposal, such an action would not be "voluntary" as requested by the August 1 Shareholder Proposal, because by definition the Company cannot compel voluntariness. The Merriam-Webster Dictionary defines "voluntary" as, among other things, "proceeding from the will or from one's own choice or consent," "unconstrained by interference" and "acting or done of one's own free will without valuable consideration or legal obligation." *See The Merriam-Webster Online Dictionary*, available at www.merriam-webster.com (last visited September 17, 2012). If the Company were to withhold 33% of the managing officers' compensation without consent from the officers, or to

[2] The Shareholder Proposal asks the managing officers to "repatriate" a portion of their compensation. The Merriam-Webster Dictionary defines "repatriate" as "to restore or return to the country of origin, allegiance, or citizenship." *See The Merriam-Webster Online Dictionary*, available at www.merriam-webster.com (last visited September 17, 2012). Because there is no indication in the Shareholder Proposal or the supporting statement that the Proponent has in mind foreign compensation as opposed to domestic compensation, for purposes of this no-action request, we are assuming that the Shareholder Proposal was intended to seek the "repayment" of a portion of the managing officers' compensation.

order the officers to pay 33% of their compensation into a bonus pool, such withholding or repayment would not be "voluntary." Accordingly, only the managing officers in their personal capacities have the power or authority to implement the August 1 Shareholder Proposal, and the Company lacks such power and authority.

If the Staff interprets the August 1 Shareholder Proposal as not requiring voluntary, intervening actions on the part of independent third parties because the third parties involved are employees of the Company under the Company's control, then, as described below, the Company would lack the power or authority under its articles of incorporation to implement the proposal because implementing the August 1 Shareholder Proposal would cause the Company to violate state law. Article II of the Company's Restated Articles of Incorporation provides that the Company is "organized for the purpose of any lawful activity within the purposes for which corporations may be organized under the Wisconsin Business Corporation Law, Chapter 180 of the Wisconsin Statues, including (without in any manner limiting by the following enumeration the generality of the foregoing) the manufacture, sale and installation of, and dealing in, automatic temperature and humidity controls for heating, cooling, ventilating, air-conditioning and industrial processing." This provision of Article II of the Company's Restated Articles of Incorporation authorizes and empowers the Company to conduct only lawful activities, and as described below, if the August 1 Shareholder Proposal is interpreted as not requiring voluntary, intervening actions on the part of independent third parties because the third parties involved are employees of the Company under the Company's control, then implementation of the August 1 Shareholder Proposal by the Company would not be lawful.

C. The Company may exclude the August 1 Shareholder Proposal pursuant to Rule 14a-8(i)(2) because the August 1 Shareholder Proposal would, if implemented, cause the Company to violate state law

Rule 14a-8(i)(2) provides that a company may rely on the fact that a "proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject" as a basis for excluding the proposal. Given that contracts are a matter of state law, the Staff has noted that "proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2) . . . because implementing the proposal would require the company to violate applicable law . . . ." *SLB 14B*.

The Staff has concurred on numerous occasions that shareholder proposals that would cause a company to breach outstanding agreements, such as employment contracts or option agreements, could be excluded from the company's proxy materials. *See Bank of America* (Feb. 26, 2008); *The Gillette Company* (March 10, 2003); *Sensar Corporation* (May 14, 2001); *International Business Machines Corp.* (Feb. 27, 2000). The August 1 Shareholder Proposal asks the "managing officers" of the Company to "voluntarily repatriate 33% of their total monetary compensation for the 2013 calendar year." As discussed above, if the Company were to withhold 33% of the managing officers' compensation without consent from the officers, or to order the officers to pay 33% of their compensation into a bonus pool, then such withholding or repayment would not be "voluntary" as requested by the August 1 Shareholder Proposal. Alternatively, if the August 1 Shareholder Proposal is interpreted as not requiring voluntary, intervening actions on the part of independent third parties because the third parties involved are employees of the Company and under the Company's control, then the August 1 Shareholder Proposal would be in effect seeking to have the Company cause the managing officers to repay the compensation involuntarily, and such involuntary repayment would be a violation of state law. Specifically, if the Company, in its capacity as employer of the managing officers, were to withhold any compensation owed to its employees without their consent, or to order any of its employees to repay compensation previously paid to them, then such actions, in our opinion, would violate state contract and wage laws.

As a Wisconsin corporation with its headquarters located in Wisconsin, the Company is subject to Wisconsin contract and wage laws. Under Wisconsin contract law, the elements of a breach of contract claim are the following: (1) existence of a valid contract, (2) breach by the defendant and (3) damages flowing from that breach. *See Matthews v. Wis. Energy Corp., Inc.*, 534 F.3d 547, 553 (7th Cir. 2008) ("The elements for a breach of contract in Wisconsin are familiar; the plaintiff must show a valid contract that the defendant breached and damages flowing from that breach.") (*citing Northwestern Motor Car, Inc. v. Pope*, 51 Wis.2d 292, 296 (Wis. 1971)). If the Company deducts, or requires repayment of, compensation belonging to the Company's executive officers[3] for calendar year 2013, without consent from the officers, then that action would involve the Company breaching contracts with such officers. The Company maintains employment agreements with each of its executive officers under which it has agreed to pay them a designated amount of base salary over the respective terms of the agreements, which include, or will include by the time of the 2013 Annual Meeting, all or part of calendar year 2013. In addition, the Company's executive officers participate in the Company's Annual Incentive Plan and Long-Term Incentive Plan, under which the Company has agreed, or will have agreed by the time of the 2013 Annual Meeting, to pay specified levels of incentive compensation if certain performance goals are met for a performance period that includes all or part of calendar year 2013. While it is not clear how the August 1 Shareholder Proposal would apply to equity-based compensation such as stock options or restricted stock, all such equity-based arrangements are evidenced by award agreements that obligate the Company to provide pre-determined levels of equity compensation if the executive officer meets the applicable conditions. If the Company were to withhold 33% of the amounts owed under any or all of these

[3] As we discuss more fully below in the context of addressing the vague and indefinite nature of the Shareholder Proposal, it is unclear which employees would come within the scope of the Shareholder Proposal's term "managing officers," but for purposes of this no-action request, we are assuming that "managing officers" would include at least some of the Company's executive officers as defined by Rule 3b-7 under the Exchange Act.

arrangements without consent from the officers, then that action would result in a breach of contract with the executive officers under Wisconsin law.

If the Company were to deduct amounts for the bonus pool from compensation otherwise owing to its managing officers without consent from the officers, then that action would also result in a violation of Wisconsin wage laws. Under Wisconsin law, employees are generally entitled to wages for services performed, see Wis. Stat. §109.01-12, and unauthorized deductions are generally prohibited. For example, deductions alleged to be attributable to defective or faulty workmanship, lost or stolen property or damage to property are permitted only if the employee authorizes the deduction in writing or it is established that the employee's culpable conduct caused the loss. *See* Wis. Stat. §103.455. Section 103.455 has been interpreted by the Wisconsin Supreme Court as not merely prohibiting certain deductions from wages, but as further establishing a wrongful discharge claim in the event an employee is terminated for refusing an employer's request for repayment of wages in violation of Section 103.455. *See Wandry v. Bull's Eye Credit*, 129 Wis. 2d 37, 48-49 (Wis. 1986).

Any action by the Company to deduct compensation owed to its managing officers for a bonus pool to be paid to all employees, or to compel them to repay such compensation or contribute it to a bonus pool for all employees of the Company, without consent from the officers, would cause the Company to violate Section 103.455 and Section 109.03 of the Wisconsin Statutes and, potentially, give rise to a claim for wrongful termination if such deduction, repatriation or contribution were made a condition of continued employment. Accordingly, if the August 1 Shareholder Proposal is interpreted as not requiring voluntary, intervening actions on the part of independent third parties because the third parties involved are employees of the Company under its control, then implementation of the August 1 Shareholder Proposal would cause the Company to violate state contract and wage laws to which it is subject and therefore may be excluded pursuant to Rule 14a-8(i)(2).

D. The Company may exclude the August 1 Shareholder Proposal pursuant to Rule 14a-8(i)(7) because the August 1 Shareholder Proposal deals with a matter relating to the Company's ordinary business operations

Rule 14a-8(i)(7) provides that a company may rely on the fact that a "proposal deals with a matter relating to the company's ordinary business operations" as a basis for excluding the proposal. Rule 14a-8(i)(7) is intended to protect the authority of a company's board of directors to oversee the business and affairs of the company. In the 1998 adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018, Fed. Sec. L. Rep. (CCH) ¶ 86,018 (May 21, 1998).

Under Commission and Staff precedent, shareholder proposals are considered "ordinary business" when they relate to matters so fundamental to management's ability to run a company on a day-to-day basis that, as a practical matter, they are not appropriate for shareholder oversight. *See id.* Moreover, to constitute "ordinary business," proposals must not involve a significant policy issue that would override their "ordinary business" subject matter. *Id.*

The Staff has consistently determined that proposals relating to employee compensation involve matters relating to ordinary business and therefore may be excluded under Rule 14a-8(i)(7). In addition, the Staff has consistently determined that proposals addressing both executive compensation and non-executive, or general employee, compensation are excludable under Rule 14a-8(i)(7), *see Phillips Petroleum Co.* (March 13, 2002), and that proposals relating to the compensation of a large number of employees who do not have a policy making role at their companies, regardless of compensation levels, are excludable under Rule 14a-8(i)(7). Admittedly, the Staff has distinguished proposals relating solely to executive compensation, finding such proposals not to be excludable under Rule 14a-8(i)(7); however, the August 1 Shareholder Proposal does not relate solely to executive compensation. *See Potomac Electric Power Co.* (Jan. 11, 1993); *Cracker Barrel* (Oct. 13, 1992); *Baltimore Gas & Electric* (Feb. 13, 1992); *Black Hills Corp.* (Feb. 13, 1992).

In *Xerox Corp.* (March 31, 2000) ("*Xerox*"), the Staff concurred in the exclusion under Rule 14a-8(i)(7) of a proposal that would have called for a policy of providing competitive compensation to all of the company's employees on the grounds that it related to the company's "ordinary business operations (*i.e.*, general employee compensation matters)." Similarly, in *The Bank of New York Company, Inc.* (Sept. 24, 2004) ("*BONY*"), the Staff permitted exclusion of a proposal that sought to limit "the maximum salary of The Bank of New York 'employees' by [*sic*] $400,000" pursuant to Rule 14a-8(i)(7) as "relating to The Bank of New York's ordinary business operations (*i.e.*, general compensation matters)." Still more recently, the Staff found a proposal that related to the compensation of "named executive officers and the 100 most highly-compensated employees" could be excluded under Rule 14a-8(i)(7). *See Bank of America Corporation* (Feb. 26, 2010) ("*Bank of America 2010*"); *see also JPMorgan Chase & Co.* (Feb. 25, 2010). In *Bank of America 2010*, the Staff concluded that the proposal relating to the compensation of the 100 most highly-compensated employees was excludable because it related to "compensation that may be paid to employees generally and [was] not limited to compensation that may be paid to senior executive officers and directors." The Staff reiterated that proposals "that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7)."

The August 1 Shareholder Proposal seeks the creation of a "bonus pool, to be distributed amongst employees of the company, with a goal that this money be distributed in such a manner that everyone within the corporation, from high to low, have a shot at earning a share of it if they are recognized by their supervisors and/or their peers as having done a superior job." As in *Xerox* and *BONY*, the August 1 Shareholder Proposal addresses the compensation of all of the Company's employees, going beyond executive compensation, and therefore may be excluded under Rule 14a-8(i)(7).

As described above, the element of a bonus pool for "everyone in the corporation" alone means that the August 1 Shareholder Proposal is not limited to executive compensation and may be excluded. The August 1 Shareholder Proposal's call for the Company's "managing officers" to repay a portion of their compensation, moreover, does not remedy its impermissible scope. First, the term "managing officers" is not defined in the August 1 Shareholder Proposal or under the Exchange Act and could well include lower-level corporate officers such as vice presidents who manage business units but who are not executive officers of the Company within the meaning of the Exchange Act. Secondly, under the Staff's precedent, proposals that encompass, but are not clearly focused on, the compensation of executives have been consistently determined to be excludable under Rule 14a-8(i)(7). In *Phillips Petroleum Co.* (March 13, 2002), for example, a proposal that referenced "the Chairman and other officers" was permitted to be excluded under Rule 14a-8(i)(7) because the proposal was not clearly focused solely on executive compensation. Likewise, in *Lucent Technologies Inc.* (Nov. 6, 2001), a proposal that provided for the reduction of salaries of "ALL officers and directors" by 50% was permitted to be excluded. In *Minnesota Mining and Manufacturing Co.* (March 4, 1999), the company was permitted to exclude a proposal that requested, in part, that "[t]he total compensation yearly percentage increase for the top 40 executives at [the corporation] be limited to no more than twenty-five percent higher than the yearly percentage increase for the average compensated employee of the Company" pursuant to Rule 14a-8(i)(7) as dealing with "general compensation matters." Similarly, in *3M Co.* (March 6, 2008), a proposal addressing "high-level 3M employees," and not limiting its scope to executives, was excludable.

Consistent with its precedent as described above, the Staff should find the August 1 Shareholder Proposal excludable under Rule 14a-8(i)(7) as it is not limited to the compensation of executives. Allowing shareholders to determine the compensation of all of a company's employees would serve as a significant and unwarranted deviation from the Staff's longstanding and well-settled practice of permitting the inclusion only of proposals relating to executive compensation. We also note that, while the Staff has required the inclusion of a proposal that relates to the ordinary business operations of a company where certain social policy issues are raised, the Staff has not found similar general compensation proposals applicable to all employees to raise social policy issues that override a company's ability to exclude the proposal as a matter of ordinary business under Rule 14a-8(i)(7), and there is no reason to deviate from that practice in this case.

For the reasons stated above and overwhelming direct precedent, we believe that the August 1 Shareholder Proposal addresses "general compensation matters" as it is not limited to executive compensation. Accordingly, we believe that the Proposal may be omitted from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) as implicating the Company's ordinary business operations. As the August 1 Shareholder Proposal is clear on its face that the Proponent intends to cover general non-executive compensation, we believe that an opportunity to cure the defect would not be appropriate in this instance.

E. The Company may exclude the August 1 Shareholder Proposal as contrary to the Commission's proxy rules pursuant to Rule 14a-8(i)(3) because the August 1 Shareholder Proposal is so vague and indefinite that neither shareholders voting on the proposal nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires

Rule 14a-8(i)(3) permits a company to exclude a proposal if the proposal or the supporting statement violates the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In particular, companies, faced with proposals such as the August 1 Shareholder Proposal, have successfully argued that proposals may be excluded in their entirety if the language of the proposal or the supporting statement renders the proposal so vague and indefinite that neither the shareholders voting on the proposal nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See SLB 14B*.

The August 1 Shareholder Proposal is subject to various and multiple interpretations and hopelessly confusing and unclear. As such, it should be subject to outright exclusion under the proxy rules as vague and indefinite.

As one example, the August 1 Shareholder Proposal uses the term "managing officers," but none of the August 1 Shareholder Proposal, securities laws or regulations, the corporate statutes applicable to the Company or the Company's governing documents defines the term, so it would not be clear to shareholders or to the Company which individuals should be petitioned and whose compensation is sought to be repaid. Many different groups are possible – *e.g.*, named executive officers, executive officers, officers as defined for purposes of Section 16 of the Exchange Act, corporate officers under state law, employees with "officer" titles such as vice president – and the August 1 Shareholder Proposal is therefore vague and indefinite as to which individuals that this portion of the August 1 Shareholder Proposal is to cover.

As another example, the August 1 Shareholder Proposal uses the term "total monetary compensation" (for "calendar year" 2013), which is also not defined in the August 1 Shareholder Proposal, securities laws or regulations or elsewhere, so the amounts that would be subject to the

August 1 Shareholder Proposal and how the 33% to which the August 1 Shareholder Proposal refers would be calculated are unclear. For example, would total monetary compensation include equity awards, and if so, would their value be based on accounting values, tax values or intrinsic values? Would total monetary compensation include incentive awards, and if so, would inclusion for calendar year 2013 be based on the date of payment or the service period over which they are earned? How would the concept of total monetary compensation apply to the Company's cash long-term incentive awards, which are earned over three years? Would 401(k) plan benefits, other pension benefits or welfare benefits be included in total monetary compensation, and if so, how would they be valued?

Further, the Company operates on the basis of a fiscal year that ends September 30, and the August 1 Shareholder Proposal's reference to "calendar year" 2013 compounds the confusion. How would the amounts of compensation based on service during a fiscal year, or multiple fiscal years (such as the Company's long-term incentive awards), be calculated for purposes of a proposal relating to 2013 "calendar year" compensation?

In sum, there are multiple ways to interpret the August 1 Shareholder Proposal. It can be read to apply to various groups of individuals, such as named executive officers, executive officers, Section 16 officers, corporate officers under state law, and employees with "officer" titles such as vice president. It can also be read to apply to some or all of various forms of compensation, such as base salary, cash incentive awards, equity awards, pension benefits and welfare benefits, and to various portions of these. Lastly, the determination of 33% would require that the total monetary compensation be valued, and there are myriad possible valuation methods. The August 1 Shareholder Proposal can also be read in other ways we have not outlined here for the sake of brevity.[4] The various potential interpretations of the August 1 Shareholder Proposal lead to vastly different (and confusing) results. Clearly, neither shareholders of the Company nor the Company should have to wonder how the text of the August 1 Shareholder Proposal ought to be interpreted or implemented.

Over the years, there have been many situations in which the Staff has granted no-action relief to registrants with proposals that were similarly infirm. In this connection, the Staff has found that proposals may be excluded where they are "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or

---

[4] As noted above, the Shareholder Proposal asks the managing officers to "repatriate" a portion of their compensation. The Merriam-Webster Dictionary defines "repatriate" as "to restore or return to the country of origin, allegiance, or citizenship." *See The Merriam-Webster Online Dictionary*, available at www.merriam-webster.com (last visited September 17, 2012). Because there is no indication in the Shareholder Proposal or the supporting statement that the Proponent has in mind foreign compensation as opposed to domestic compensation, for purposes of this no-action request, we are assuming that the Shareholder Proposal was intended to seek the "repayment" of a portion of the managing officers' compensation. However, this is another example of ambiguity.

measures the proposal requires." *Philadelphia Electric Company* (July 30, 1992). The courts have also supported such a view, citing the Commission's rationale: "[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail." *Dyer v. Securities and Exchange Commission*, 287 F. 2d 773, 781 (8th Cir. 1961); *see also NYC Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992) ("the Proposal as drafted lacks the clarity required of a proper shareholder proposal. Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote").

In *International Business Machines Corp.* (Feb. 2, 2005) ("*IBM*"), the Staff accepted the company's view that a proposal to require a reduction of the compensation of certain "officers and directors" could be excluded in its entirety under Rule 14a-8(i)(3). In *IBM*, the company had argued that the proposal at issue, like the August 1 Shareholder Proposal, did not adequately identify the group of individuals or the compensation that would be subject to the proposal. A similar conclusion applies to the August 1 Shareholder Proposal. The August 1 Shareholder Proposal is so vague and indefinite as to render it effectively misleading within the meaning of Rule 14a-8(i)(3) and Rule 14a-9. As such, we believe the August 1 Shareholder Proposal is subject to omission in its entirety under Rules 14a-8(i)(3) and 14a-9.

2. Subsequent Shareholder Proposal

The Company may exclude the Subsequent Shareholder Proposal pursuant to Rule 14a-8(e)(2) and Staff Legal Bulletin No. 14F because the Subsequent Shareholder Proposal was submitted after the deadline for submitting shareholder proposals

The Proponent submitted the Subsequent Shareholder Proposal to the Company in a letter dated August 22, 2012. Under Rule 14a-8(e), the latest date by which a shareholder of the Company could submit a shareholder proposal for inclusion in the 2013 Proxy Materials was August 11, 2012, as the Company stated in its definitive proxy materials in connection with its 2012 annual meeting of shareholders. SLB 14F provides that "[i]f a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions." *SLB 14F*, Section D.2. Therefore, the Company may properly exclude the Subsequent Shareholder Proposal from its 2013 Proxy Materials because the Subsequent Shareholder Proposal was not timely under Rule 14a-8(e). *See id.*; *Donegal Group Inc.* (Feb. 16, 2012).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposals from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. If we can be of any further assistance in this matter, please do not hesitate to contact me by phone at (414) 297-5678 or by email at pgquick@foley.com.

Very truly yours,

Patrick G. Quick

Attachment

cc: Jerome D. Okarma
Johnson Controls, Inc
James Barnett (w/attachments – via email and regular U.S. mail)

Exhibit A

James Barnett

*** FISMA & OMB Memorandum M-07-16 ***

Jerome D. Okarma
Vice President, Secretary
and General Counsel
Johnson Controls, Inc.
Post Office Box 591
5747 N. Green Bay Avenue
Milwaukee, WI 53201-0591

August 1, 2012

Enclosed please find a statement by a representative of Fidelity Investments who, through National Financial, currently hold my shares in Johnson Controls. This statement verifies that I meet the ownership requirements to submit a shareholder proposal to the annual meeting. Also note that I intend to hold these shares continuously through the date of the meeting.

I have also included a revised proposal that better fits your criteria. If there is anything else you need from me in order to present my proposal to the shareholders of Johnson Controls, please let me know.

Best,

[signature]

I, James Barnett, owner of 300 shares of Johnson Controls common stock through my account at Fidelity Investments, would like to present the following proposal before my fellow shareholders for a vote at the next annual meeting:

We the shareholders of Johnson Controls petition the managing officers of the corporation to voluntarily repatriate 33% of their total monetary compensation for the 2013 calendar year, whether in the form of salary, bonuses, stock equities or the options thereon, into a bonus pool, to be distributed amongst employees of the company, with a goal that this money be distributed in such a manner that everyone within the corporation, from high to low, have a shot at earning a share of it if they are recognized by their supervisors and/or their peers as having done a superior job.

Argument: *In this day and age, there is no point in owning a stock that you don't believe in, so it almost goes without saying that we, the stockholders of Johnson Controls, believe in the skills and the abilities of its management. But we must also realize that the increasing division between rich and poor is a problem, both within the ranks of our corporation and in American society at large. We as stockholders have a role in rectifying this problem. In this regard, we ask the leadership of Johnson Controls to take a step in the right direction and voluntarily repatriate 33% of their monetary compensation into a fund that will give bonuses to salaried and other employees as a reward for and in recognition of a job well done. As the level of compensation is commonly understood as a barometer of actual worth, we are not asking for our top executives to put themselves on a lower rung of this economic totem pole than their peers at other comparable companies. But we are asking them to voluntarily commit to something that will help both our company and our nation. It would help build morale throughout the ranks of Johnson Controls. It would be good publicity for our company. And perhaps, in some small way, it might help to bridge a chasm that is slowly tearing our nation apart.*

Fidelity Institutional

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

Fidelity INVESTMENTS

July 27, 2012

James Richard Barnett

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Barnett:

Thank for contacting Fidelity Investments. I appreciate the opportunity to assist you. This letter is in response to your request for verification of your account held with Fidelity Investments. I appreciate the opportunity to assist you with this matter. You are a valued client with Fidelity Investments.

Please accept this letter as verification that our records indicate you have held 100 shares of Johnson Controls Inc. cusip 478366107, continuously in your Fidelity Investments account ending in *** FISMA & OMB Memorandum M-07-16 *** from July 6, 2011 to present.

Mr. Barnett, I hope you find this information helpful. If you have any questions regarding this issue or general inquiries regarding your account, please contact your Private Client Group Team at 800-544-5704 for assistance. We appreciate your business.

Sincerely,

Nancy Johnson

Nancy Johnson
High Net Worth Operations

Our File: W377688-26JUL12

Exhibit B

James Barnett

*** FISMA & OMB Memorandum M-07-16 ***

Angela Blair, Manager
Shareholder Services
5747 N. Green Bay Avenue
Milwaukee, WI 53209-4408

July 2, 2012

I, James Barnett, owner of 300 shares of Johnson Controls common stock through my account at Fidelity Investments, would like to present the following proposal before my fellow shareholders for a vote at the next annual meeting:

We the shareholders of Johnson Controls petition the managing officers and the members of the board of the corporation to voluntarily repatriate 33% of their total monetary compensation for the 2013 calendar year, whether in the form of salary, bonuses, stock equities or the options thereon, into a bonus pool, to be distributed amongst employees of the company, with a goal that this money be distributed in such a manner that everyone within the corporation, from high to low, have a shot at earning a share of it if they are recognized by their supervisors and/or their peers as having done a superior job. We authorize the Board to create a committee to supervise the distribution of these funds.

Argument: ***In this day and age, there is no point in owning a stock that you don't believe in, so it almost goes without saying that we, the stockholders of Johnson Controls, believe in the skills and the abilities of its management, as well as those of its Board of Directors. But we must also realize that the increasing division between rich and poor is a problem, both within the ranks of our corporation and in American society at large. We as stockholders have a role in rectifying this problem. In this regard, I ask the leadership of Johnson Controls to take a step in the right direction and voluntarily repatriate 33% of their monetary compensation into a fund that will give bonuses to salaried and other employees as a reward for and in recognition of a job well done. As the level of compensation is commonly understood as a barometer of actual worth, I am not asking for our top executives to put themselves on a lower rung of this economic totem pole than their peers at other comparable companies. But I am asking them to voluntarily commit to something that will help both our company and our nation. It would help build morale throughout the ranks of Johnson Controls. It would be good publicity for our company. And perhaps, in some small way, it might help to bridge a chasm that is slowly tearing our nation apart.***

Sincerely,

Jim Barnett

Jerome D. Okarma
Vice President, Secretary
and General Counsel
Johnson Controls, Inc.
Post Office Box 591
5757 N. Green Bay Avenue, Milwaukee, WI 53201-0591
Tel (414) 524-3400 Fax (414) 524-2077

Johnson Controls

July 18, 2012

VIA FEDERAL EXPRESS OVERNIGHT MAIL & U.S. MAIL

James Barnett

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Barnett:

On July 6, 2012, Johnson Controls, Inc. (the "Company") received via U.S. Mail a letter from you dated July 2, 2012. We thank you for your interest in the Company, as we value the feedback of our shareholders and take seriously their input.

It is unclear to us whether you intended your letter to constitute a proposal (the "Proposal") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), relating to the Company's 2013 Annual Meeting of Shareholders. However, if that is your intention, then Rule 14a-8 outlines the legal requirements and framework pursuant to which a shareholder may submit such a proposal. As described below, your letter, including the Proposal, does not meet the requirements of Rule 14a-8, which means that the Company will not include the Proposal in the Company's proxy materials for its 2013 Annual Meeting of Shareholders unless you comply with the applicable requirements.

As an initial matter, your letter does not demonstrate that you satisfy the eligibility requirements set forth in Rule 14a-8(b) that a shareholder must meet in order to be eligible to submit a proposal. In order to be eligible to submit a proposal, a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date the shareholder submitted the proposal and continue to hold such securities through the date of the company's annual meeting. If the eligibility requirements under Rule 14a-8(b) are not met, under Rule 14a-8(f), the company to which the proposal was submitted may exclude the proposal if that company follows certain procedures.

Your letter states that you are the owner of 300 shares of the Company's common stock through your account at Fidelity Investments. The statement that you hold your shares through Fidelity Investments suggests that you are not the registered holder of the 300 shares and, consistent with that statement, none of the Company's records indicate that you are a registered holder of the Company's securities. Under Rule 14a-8(b)(2), if you are not the registered holder of your securities, then you must prove your eligibility to submit a proposal by submitting to the Company a written statement from the "record" holder of your securities (typically a broker or bank) verifying that, at the time you submitted the Proposal, you continuously held the requisite amount of Company stock since at least July 6, 2011 (the date that is one year prior to the date you submitted the Proposal). In addition, you must include a written statement that you intend to continue to hold the securities through the date of the Company's 2013 Annual Meeting and that you, or your representative who is qualified under state law to present the proposal on your behalf, intend to attend the Company's 2013 Annual Meeting to present the Proposal.

You should note that, in order to be considered a "record" holder for these purposes, the broker or bank providing a written statement verifying your ownership must be a Depository Trust Company

("DTC") participant. As of the date of this letter, a list of DTC participants can be obtained at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

In addition, the Company believes that, the Proposal also does not satisfy the Rule 14a-8(c) limit of one proposal per shareholder at any particular shareholders' meeting. The Proposal appears to relate to multiple topics, including the repatriation of compensation of the members of the board, the repatriation of compensation of the "managing officers," the establishment of a bonus pool to be distributed among the Company's employees, and the creation of a Board committee. As such, the Proposal does not meet the requirements of Rule 14a-8(c). For the Proposal to be properly submitted, you need to narrow it so that it includes no more than one proposal for consideration by the shareholders and re-submit it to the Company.

Under Rule 14a-8(f), a response to this letter that corrects the deficiencies described in this letter must be postmarked, or transmitted electronically, **no later than 14 days from the date you receive this letter**, to me at the address listed on the letterhead. If you adequately correct the deficiencies described in this letter in the response that you send by that date, then the Company will then consider the substance of your Proposal. Please note that, even if you do provide adequate and timely proof of ownership and narrow the Proposal to a single topic, the Company may still seek to exclude the Proposal from its proxy materials on other grounds in accordance with Rule 14a-8.

If you have any questions concerning this letter, please do not hesitate to contact me at (414) 524-3400.

Thank you again for your interest in Johnson Controls.

Very truly yours,

James Barnett

*** FISMA & OMB Memorandum M-07-16 ***

Jerome D. Okarma
Vice President, Secretary
and General Counsel
Johnson Controls, Inc.
Post Office Box 591
5747 N. Green Bay Avenue
Milwaukee, WI 53201-0591

August 1, 2012

Enclosed please find a statement by a representative of Fidelity Investments who, through National Financial, currently hold my shares in Johnson Controls. This statement verifies that I meet the ownership requirements to submit a shareholder proposal to the annual meeting. Also note that I intend to hold these shares continuously through the date of the meeting.

I have also included a revised proposal that better fits your criteria. If there is anything else you need from me in order to present my proposal to the shareholders of Johnson Controls, please let me know.

Best,

[signature]

I, James Barnett, owner of 300 shares of Johnson Controls common stock through my account at Fidelity Investments, would like to present the following proposal before my fellow shareholders for a vote at the next annual meeting:

We the shareholders of Johnson Controls petition the managing officers of the corporation to voluntarily repatriate 33% of their total monetary compensation for the 2013 calendar year, whether in the form of salary, bonuses, stock equities or the options thereon, into a bonus pool, to be distributed amongst employees of the company, with a goal that this money be distributed in such a manner that everyone within the corporation, from high to low, have a shot at earning a share of it if they are recognized by their supervisors and/or their peers as having done a superior job.

Argument: *In this day and age, there is no point in owning a stock that you don't believe in, so it almost goes without saying that we, the stockholders of Johnson Controls, believe in the skills and the abilities of its management. But we must also realize that the increasing division between rich and poor is a problem, both within the ranks of our corporation and in American society at large. We as stockholders have a role in rectifying this problem. In this regard, we ask the leadership of Johnson Controls to take a step in the right direction and voluntarily repatriate 33% of their monetary compensation into a fund that will give bonuses to salaried and other employees as a reward for and in recognition of a job well done. As the level of compensation is commonly understood as a barometer of actual worth, we are not asking for our top executives to put themselves on a lower rung of this economic totem pole than their peers at other comparable companies. But we are asking them to voluntarily commit to something that will help both our company and our nation. It would help build morale throughout the ranks of Johnson Controls. It would be good publicity for our company. And perhaps, in some small way, it might help to bridge a chasm that is slowly tearing our nation apart.*

Fidelity Institutional

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

Fidelity INVESTMENTS

July 27, 2012

James Richard Barnett

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Barnett:

Thank for contacting Fidelity Investments. I appreciate the opportunity to assist you. This letter is in response to your request for verification of your account held with Fidelity Investments. I appreciate the opportunity to assist you with this matter. You are a valued client with Fidelity Investments.

Please accept this letter as verification that our records indicate you have held 100 shares of Johnson Controls Inc. cusip 478366107, continuously in your Fidelity Investments account ending in *** FISMA & OMB Memorandum M-07-16 *** from July 6, 2011 to present.

Mr. Barnett, I hope you find this information helpful. If you have any questions regarding this issue or general inquiries regarding your account, please contact your Private Client Group Team at 800-544-5704 for assistance. We appreciate your business.

Sincerely,

Nancy Johnson

Nancy Johnson
High Net Worth Operations

Our File: W377688-26JUL12

Johnson Controls, Inc.
Jerome D Okarma to: FISMA & OMB Memorandum M-07-16 *** 08/09/2012 04:29 PM
Bcc: David P Knaff

Dear Mr. Barnett:

Thank you for your August 1, 2012 letter in which you enclosed a revised shareholder proposal as well as a letter from Fidelity Investments dated July 27, 2012.

Unfortunately, the letter from Fidelity Investments still does not meet the procedural requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), because Fidelity Investments is not a Depository Trust Company participant. As I mentioned in my July 18, 2012 letter, the written statement verifying your ownership must be from a "record" holder, which in the case of a bank or broker such as Fidelity Investments generally means a DTC participant.

A list of DTC participants can be located at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. You may be able to find out from Fidelity Investments which DTC participant your shares are held. (See the SEC Staff Legal Bulletin No. 14F at http://www.sec.gov/interps/legal/cfslb14f.htm#_ftnref9 for additional details.) Based on your August 1 letter, it may be that National Financial is the DTC participant that holds your shares.

Please submit, by no later than 14 days from the date you receive this letter, a letter from the "record" holder (i.e., a DTC participant) of your Johnson Controls' stock verifying the number of shares you hold and that, at the time you submitted the proposal, you continuously held the securities for at least one year.

Please note that, even if you do provide adequate and timely proof of ownership, the Company may still seek to exclude your proposal from its proxy materials on the grounds described in my July 18, 2012 letter or on other grounds in accordance with Rule 14a-8. I have attached a copy of Rule 14a-8 for your reference.

Thank you again for your interest in Johnson Controls.

Very truly yours,

--Jerry Okarma

Rule 14a-8.pdf

Jerome D. Okarma
VP, Secretary & General Counsel
Johnson Controls, Inc.
5757 N. Green Bay Avenue
Milwaukee, WI 53209
414.524.3400

CODE OF FEDERAL REGULATIONS—TITLE 17: COMMODITY AND SECURITIES EXCHANGES—

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Johnson Controls

FAX

Date	8/16/12
Number of pages including cover sheet	2

TO:	Amber Bolser Fidelity	***FROM:***	David Knaff Johnson Controls, Inc.
		Email:	David.p.knaf@jci.com
Phone	800-544-4913 x57693	***Phone***	414-524-2096
Fax Phone	866-625-2262	***Fax Phone***	414-524-2828
-CC:			

REMARKS: ☐ Urgent ☒ For your review ☐ Reply ASAP ☐ Please Comment

* * * Communication Result Report (Aug. 16. 2012 2:21PM) * * *

1) Legal
2)

Date/Time: Aug. 16. 2012 2:21PM

File No.	Mode	Destination	Pg(s)	Result	Page Not Sent
0581	Memory TX	918666252262	P. 2	OK	

Reason for error
E. 1) Hang up or line fail
E. 2) Busy
E. 3) No answer
E. 4) No facsimile connection
E. 5) Exceeded max. E-mail size

Johnson Controls

FAX

Date 8/16/12

Number of pages including cover sheet 2

TO: Amber Bohar
Fidelity
Phone 800-544-4913 x67593
Fax Phone 866-625-2262
CC:

FROM: David Kooff
Johnson Controls, Inc.
Email: David.p.kooff@jci.com
Phone 414-524-2096
Fax Phone 414-524-2825

REMARKS: ☐ Urgent ☒ For your review ☐ Reply ASAP ☐ Please Comment

BNY MELLON

August 1, 2012

To Whom It May Concern

Re: Johnson Controls, Inc. **Cusip#: 478366107**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from through today at The Bank of New York Mellon, DTC participant #901 for the

shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

James Barnett

*** FISMA & OMB Memorandum M-07-16 ***

Jerome D. Okarma
Vice President, Secretary
and General Counsel
Johnson Controls, Inc.
Post Office Box 591
5747 N. Green Bay Avenue
Milwaukee, WI 53201-0591

August 22, 2012

Enclosed please find a statement by a representative of Fidelity Investments that specifies their DTC participant number and verifies that I meet the ownership requirements to submit a shareholder proposal to the annual meeting. Also note that I intend to hold these shares continuously through the date of the meeting.

I have also included a second revision of my proposal that further tightens the language in response to your concern that more than one subject is being addressed. This latest revision clearly states one proposed action: That 33% of the monetary compensation of the executive officers be placed into a bonus pool for employees. If there is anything else you need from me in order to present my proposal to the shareholders of Johnson Controls, please let me know.

Best,

J Barnett

I, James Barnett, owner of 300 shares of Johnson Controls common stock through my account at Fidelity Investments, would like to present the following proposal before my fellow shareholders for a vote at the next annual meeting:

We the shareholders of Johnson Controls declare that 33% of all executive compensation for the 2013 calendar year, whether in the form of salary, bonuses, stock equities or the options thereon, for all officers of the corporation shall be placed into a bonus pool to be distributed amongst employees of the company, with a goal that this money be distributed in such a manner that everyone within the corporation, from high to low, have a shot at earning a share of it if they are recognized by their supervisors and/or their peers as having done a superior job.

Argument: *In this day and age, there is no point in owning a stock that you don't believe in, so it almost goes without saying that we, the stockholders of Johnson Controls, believe in the skills and the abilities of its management. But we must also realize that the increasing division between rich and poor is a problem, both within the ranks of our corporation and in American society at large. We as stockholders have a role in rectifying this problem. Placing 33% of the compensation of our top executives into a bonus pool for regular employees would build morale throughout the ranks of Johnson Controls. It would be good publicity for our company. And perhaps, in some small way, it might help to bridge a chasm that is slowly tearing our nation apart.*

Fidelity Institutional

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

Fidelity INVESTMENTS

August 21, 2012

James Richard Barnett

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Barnett,

Thank for contacting Fidelity Investments. We appreciate your business. This letter is in response to your request for verification of your account held with Fidelity Investments.

Please accept this letter as verification that our records indicate you have held a position of 100 shares of Johnson Controls Inc. (JCI) Cusip 478366107, continuously from July 6, 2011 to present in your account ending in Memora with Fidelity Investments DTC participant #0226.

Mr. Barnett, I hope you find this information helpful. If you have any questions regarding this issue or general inquiries regarding your account, please contact your Private Client Group Team at 800-544-5704 for assistance. We appreciate your business.

Sincerely,

Brad LaFleur
High Net Worth Operations

Our File: W279872-16AUG12

Fidelity Institutional

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

Fidelity INVESTMENTS

August 21, 2012

James Richard Barnett

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Barnett,

Thank for contacting Fidelity Investments. We appreciate your business. This letter is in response to your request for verification of your account held with Fidelity Investments.

Please accept this letter as verification that our records indicate you have held a position of 100 shares of Johnson Controls Inc. (JCI) Cusip 478366107, continuously from July 6, 2011 to present in your account ending in FISMA & OMB Memorandum M-07-16 with Fidelity Investments DTC participant #0226.

Mr. Barnett, I hope you find this information helpful. If you have any questions regarding this issue or general inquiries regarding your account, please contact your Private Client Group Team at 800-544-5704 for assistance. We appreciate your business.

Sincerely,

Brad LaFleur
High Net Worth Operations

Our File: W279872-16AUG12